May 3, 2011

Via EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington DC 20549

Attn: Craig H. Arakawa

Re:	SunSi Energies Inc.
Amendment No. 1 to Form 10-K for the fiscal year ended May 31, 2010
Filed March 23, 2011
File No. 333-145910

Dear Mr. Arakawa:

This letter sets forth the responses of SunSi Energies Inc. ("Company") to the comments of the reviewing staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of May 2, 2011.

Form 10-K for the Fiscal Year Ended May 31, 2010

Exhibits

1.
The Form 10-K has been revised to include Exhibits 10.4, 10.5 and 10.6 (incorporated by reference from other SEC filings) for our Articles of Association, Joint Venture Contract and Equity Transfer Agreement, respectively, in connection with our acquisition of 90% of Zibo Baokai Commerce and Trade Co., Ltd.

Sincerely,

/s/ David Natan
David Natan
Chief Executive Officer
SunSi Energies Inc.